04024041

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

March 31, 2004

82-5779

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/5

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed to its securities holders:

1. On March 4, 2004, the Company issued a press release announcing its 2003 results and including its 2003 consolidated financial statements. A copy of the English language version of this press release and accompanying financial statements is attached as Appendix A to this letter.

2. On March 22, 2004, the Company issued a press release announcing its tender offer for all of the outstanding common shares of Gucci Group N.V. not beneficially owned by the Company. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. In addition, on March 22, 2004, the Company issued a press release announcing the completion of the sale of its 600 million Euro bond issuance maturing on March 29, 2011. A copy of the English language version of this press release is attached as Appendix C to this letter.

4. Also on March 22, 2004, Rexel, a subsidiary of the Company, issued a press release announcing the appointment of Laurent Delabarre as Director of Financial Control for Rexel Group. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. On March 29, 2004, the Company issued a press release announcing the acquisition by Credit Agricole S.A. from the Company of an additional and final 14.5% of the capital of Finaref SA and Finaref Group AB, increasing Credit Agricole's ownership therein to 90%. A copy of the English language version of this presentation is attached as Appendix E to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT
PRINTEMPS-REDOUTE

Paris, March 4, 2004

PRESS RELEASE

2003 RESULTS

- **Resilient performance throughout 2003 and sharp rebound by the "New PPR" in the second half**
- **PPR pursues the implementation of its strategic shift and maintains a robust financial structure**

The Supervisory Board of Pinault-Printemps-Redoute, chaired by Mrs. Patricia Barbizet, met on March 3, 2004 to review the Group's audited financial statements for the year ended December 31, 2003, as approved by the Management Board and certified by the Auditors.

Income Statement 2003

	PPR reported		PPR - Pro forma *			New PPR - Pro forma *		
in EUR million	2003	2002	2003	2002	Change	2003	2002	change
Sales	24 360,8	27 375,4	22 997,8	22 540,3	+2,0%	16 440,3	15 796,8	+4,1%
Gross margin	9 181,9	10 589,8	8 756,7	8 573,7	+2,1%	7 136,6	6 916,0	+3,2%
EBITDA	1 753,2	2 281,8	1 663,3	1 691,1	-1,6%	1 369,4	1 370,7	-0,1%
EBIT	1 296,8	1 826,9	1 223,7	1 297,0	-5,7%	980,0	1 029,2	-4,8%
Income from ordinary activities before taxes	983,2	1 412,3						
Attributable net income (Group share)	644,6	1 589,2						

**The definitions of pro forma and the "New PPR" are indicated on page 6.*

Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, made the following statement: *"In 2003, the Group held up well while pursuing the implementation of its strategy under excellent terms. All the Retail companies continued to gain market share in France and to expand internationally, while maintaining their earnings. Luxury Goods demonstrated their ability to bounce back in the last months of the year, while continuing to invest in their development. Overall, the performance of the "New PPR" improved substantially in the second half of the year. In addition, the initial positive effects of the restructuring undertaken by Rexel began to be felt, with an improved operating margin in the second half. Lastly, the Group continued to implement its strategic shift under excellent terms while maintening a robust financial structure. In the first two months of 2004, our activities achieved a rate higher than in the previous quarter. This acceleration strengthens our confidence in the outlook for growth and profitability of the "New PPR" in 2004."*

Reported and Pro Forma Sales: further market share gains in France and international expansion

- "New PPR" pro forma

The growth in pro forma sales of the New PPR results from a 3.6% increase in sales of the Retail activities and a 5.4% increase in Luxury Goods.

In France, the Retail companies recorded further gains in market share in most of their product categories. Internationally, and particularly in Europe, Retail companies continued to grow successfully, expanding store networks and developing Redcats catalogue sales outside France. E-commerce maintained its strong performance, marked by 52.7% growth in Internet sales to 751.7 million euros.

The Luxury Goods business posted a sharp upturn starting in the summer, following an extremely challenging first half.

- Pinault-Printemps-Redoute reported.

The drop in reported 2003 sales reflects changes in the scope of consolidation from disposals of non-core Business-to-Business and consumer credit companies for nearly 2.5 billion euros as well as the negative impact of currency fluctuations (991.5 million euros), mainly the weakness of the US dollar, and, to a lesser extent, of the British pound, against the euro.

Strong operating performance

- "New PPR" pro forma

The growth of the "New PPR" pro forma gross margin reflects unfavourable mix effects, with limited growth of 2.5% in Luxury Goods, affected by a mediocre economic climate during a large part of the year, and a 3.6% increase in the Retail pro forma gross margin, virtually in line with sales growth. Retail companies continue to thrive to constantly improve their purchasing conditions. Leisure and Home Furnishings division rose by 4.4%, with Apparel and Lifestyle up 2.1%. The pro forma gross margin stood at 43.4%, versus 43.8% in 2002.

EBITDA remained virtually unchanged in 2003. This reflects the strength of the gross margin, as well as cost control by the New PPR. EBITDA of the Retail business was up 3% while margin of the Luxury Goods business was down 7.8%.

2003 EBIT reflects a 0.9% increase in Retail and a 19.2% drop in Luxury Goods. Luxury Goods EBIT was hard impacted by the challenging environment from March to June, lower profitability of the Gucci brand, and deepening losses of emerging brands, stemming in part from investments in further development. The last months of the year saw a marked upturn in business and improved operating performance, along with the gradual disappearance of specific negative factors. The increase in EBIT posted by the Retail companies reflects the further increase by CFAO (up 6.3%) and the excellent performance of the Apparel and Lifestyle Division (up 10.9%), driven by Redcats. The 5.1% EBIT decline of the Leisure and Lifestyle Division reflects a slight increase at Fnac - despite the impact of lower music sales on gross margin –

more than offset by the decline of the furniture market, where Conforama gained market share and boosted its gross margin. The gradual rise of Conforama's international purchasing organisation impacted 2003 EBIT but should lead to an improvement in the company's performance in the coming years.

- Pinault-Printemps-Redoute reported

Reported gross margin and EBIT mainly reflect the negative impact of disposals of non-strategic assets and foreign exchange fluctuations.

Improved net Financial Expenses

The Group's net financial expenses fell by 414.6 million euros to 313.6 million euros. This marked improvement reflects the sharp drop in the Group's average net financial debt despite the purchase of a further stake in Gucci.

The average interest rate of the Group's net debt amounted to 3.4%, down 20 basis points versus 2002.

Non-recurring Expenses

The Group posted non-recurring expenses of 31 million euros in 2003. This includes proceeds from the sale of 66.5 million euros in assets, restructuring costs of 73.8 million euros and 25.8 million euros in costs related to litigation.

Income Tax

Tax expense of 143 million euros in 2003 reflects tax savings of 67.5 million euros related to non-recurring items. The effective tax rate excluding non-recurring items amounted to 21.4%, compared with 27.7% in 2002. The lower rate of tax on ordinary income is mainly attributable to the lower effective tax rate in Luxury Goods.

Income from Equity Affiliates

Income from equity affiliates totals 54.9 million euros. This mainly reflects the equity accounting of Credit and Financial Services activities in 2003, at 39% through November 30, 2003, and 24.5% effective December 1, 2003.

Amortisation of Goodwill

The sharp decline in goodwill amortisation expense stems mainly from the effect of the disposals made in 2002 and 2003, chiefly Guilbert.

Minority Interests

The drop in minority interests (100.2 million euros, versus 155.3 million euros in 2002) mainly reflects the increase in Pinault-Printemps-Redoute's interest in Gucci Group.

Net Income (Group share)

After amortisation of goodwill, net income totalled 644.6 million euros. Before goodwill, net income totalled 755 million euros.

Net Earnings per Share

After amortisation of goodwill, net earnings per share amounted to 5.66 euros in 2003, compared with 6.66 euros in 2002.

Capital Structure

(in EUR million)	**2003**	**2002**
Cash flow	1,148.4	1,286.7
Capex	(499.8)	(672.4)

	31/12/2003	**31/12/2002**
Consolidated shareholders' equity	8,630.7	9,187.3
Group share	6,899.2	6,468.7
Net financial debt	5,031.8	4,948.8

Despite considerable changes in the scope of consolidation, the Group's cash flow declined by just 10.7% in 2003.

Net capex was largely covered by cash flow from operations, reflecting lower operating investments in Luxury Goods, following a peak in 2002.

The change in consolidated shareholders' equity is partly due to the drop in minority interests related to the increased stake in Gucci Group. Shareholders' equity (Group share) rose by 6.7%.

Further implementation of the Group's strategy

The Group continued to implement the strategy initiated in 2002, aimed at concentrating its activities on the individual customer, with a focus on Retail and Luxury Goods.

In this context, Pinault-Printemps-Redoute raised its stake in Gucci Group from 54.38% to 67.58% for a total investment of 1,223.4 million euros in 2003.

The Group pursued its non-strategic disposal programme, with the sale of the Guilbert Contract business for 815 million euros, of Pinault Bois et Matériaux for 565 million euros and an additional 14.5% of the consumer credit business for 371.6 million euros.

Other highlights

- Pinault-Printemps-Redoute actively pursued its expansion policy with new store openings in France and overseas (8 store openings at Fnac, 7 at Conforama). Furthermore Conforama introduced a new store layout in 11 new stores and launched a new visual identity.

- The Group significantly bolstered its capital structure during the year, launching a Euro 1.1 billion OCEANE convertible bond issue and a Euro 750 million note issue. On October 2, 2003, Pinault-Printemps-Redoute received from Gucci Group an exceptional dividend under the form of a return of capital of Euro 13.5 per share, for a total amount in proportion to its stake in the Luxury Goods Group.

Dividend

At the Annual General Meeting on May 25, 2004, the Management Board will recommend a dividend of 2.4 euros per share, up 4.3% versus 2003. After approval by the Annual General Meeting, dividend payment will be made on June 4, 2004.

Parent company accounts

The parent company's ordinary income before taxes stood at 587.9 million euros, versus 805.3 million euros in 2002.

The parent company posted non-recurring income of 964 million euros in 2003. Net income for the year stood at 1,476 million euros, versus 244.4 million euros in 2002.

Subsequent events and outlook

- **Strong activity levels in the first two months of 2004**

In the first two months of 2004, the Retail companies recorded growth of 5.9% on a comparable structure and currency basis basis and 4.1% on a reported basis. This improvement reflects the continued sales momentum of most Group companies in France and overseas.

- **Gucci Group public offer**

On April 1, 2004, Pinault Printemps Redoute will launch a public offer for all Gucci shares on the Amsterdam and New York Stock Exchanges at a price of USD 85.52 per share.

To facilitate a better comparison of the 2002 and 2003 accounts, pro forma income statements were prepared in accordance with the following principles:

- *Companies sold or deconsolidated in 2003 and 2002 were deconsolidated effective January 1, 2002.*
- *Companies acquired, fully consolidated for the first time in 2003 and during 2002, were integrated over a 12- month period in 2003 and 2002.*
- *For foreign subsidiaries, the 2002 income statement items were converted at the average 2003 exchange rate.*

** "New PPR"*

The "New PPR" corresponds to the business activities of the Retail (Printemps, Redcats, Orcanta, Conforama, Fnac, Mobile Planet, Credit and Financial Services and CFAO) and Luxury Goods (Gucci Group) Divisions and of the head office.

CONTACTS

Media:	**Thomas Kamm**	**01 45 64 63 46**
	Catherine Malek	**01 45 64 61 20**
Analysts/Investors:	**David Newhouse**	**01 45 64 63 23**
	Alexandre de Brettes	**01 45 64 61 49**
Media website:	**www.pprlive.com**	
Analysts/investors website:	**www.pprfinance.com**	

The 2003 Annual results presentation will be broadcast live from 8.30 am (Paris time) on http://international.pprfinance.com.

A recorded version will be available from 3 pm onwards (Paris time).

PINAULT
PRINTEMPS-REDOUTE

2003 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

For the years ended December, 31 2003, 2002 and 2001

(in million of euros)	2003	2002	2001
Net sales	**24,360.8**	**27,375.4**	**27,798.5**
Cost of sales	(15,178.9)	(16,785.6)	(17,170.8)
Gross margin	**9,181.9**	**10,589.8**	**10,627.7**
Payroll expenses	(3,503.8)	(3,863.5)	(3,754.1)
Other operating income and expenses	(3,924.9)	(4,444.5)	(4,456.8)
EBITDA	**1,753.2**	**2,281.8**	**2,416.8**
Depreciation and amortisation	(456.4)	(454.9)	(438.5)
Operating income	**1,296.8**	**1,826.9**	**1,978.3**
Net financial expenses	**(313.6)**	**(414.6)**	**(417.8)**
Income from ordinary activities before taxes	**983.2**	**1,412.3**	**1,560.5**
Non recurring items	(31.0)	1,278.0	(33.0)
Income taxes	(143.0)	(705.7)	(291.7)
Net income of consolidated companies	**809.2**	**1,984.6**	**1,235.8**
Share in earnings of equity affiliates	54.9	(5.8)	6.6
Amortisation of goodwill	(119.3)	(234.3)	(149.0)
Net income before minority interests	**744.8**	**1,744.5**	**1,093.4**
Minority interests	100.2	155.3	340.7
Attributable net income (1)	**644.6**	**1,589.2**	**752.7**
Earnings per share (in euros)	**5.34**	**13.04**	**6.32**
Fully diluted earnings per share (in euros)	**5.08**	**12.58**	**6.21**

(1) Before net non-recurring items, attributable net income and earnings per share are as follows:

Attribuable net income	**573.6**	**672.2**	**774.0**
Earnings per share (in euros)	**4.75**	**5.52**	**6.50**
Fully diluted earnings per share (in euros)	**4.54**	**5.37**	**6.38**

CONSOLIDATED BALANCE SHEET
As at December, 31 2003, 2002 and 2001

ASSETS *(in million of euros)*	**2003**	**2002**	**2001**
Fixed assets			
Goodwill	3,356.0	4,216.1	5,291.9
Other intangible assets	7,104.5	6,639.3	6,496.1
Property, plant and equipment	2,668.2	2,774.0	2,669.7
Long-term investments			
Investments in equity affiliates	171.6	207.3	76.6
Non consolidated investments	83.9	128.7	151.9
Other investments (1)	180.5	223.5	453.5
	436.0	**559.5**	**682.0**
Total fixed assets	**13,564.7**	**14,188.9**	**15,139.7**
Current assets			
Inventories and work-in-progress	3,417.5	3,743.3	3,822.6
Operating receivable (2)	3,168.6	3,514.8	3,778.8
Customer loans (2)	439.9	469.5	5,440.1
Non-operating receivables (2)	979.3	1,093.6	1,088.8
Short term receivables on divestments	-	1,857.4	-
Marketable securities	2,204.6	3,606.5	3,955.4
Cash	864.8	1,549.6	1,753.8
Total current assets	**11,074.7**	**15,834.7**	**19,839.5**
Total assets	**24,639.4**	**30,023.6**	**34,979.2**
(1) including due within less than one year :	23.5	68.1	276.3
(2) including due after more than one year :	305.3	313.3	2,053.9

CONSOLIDATED BALANCE SHEET

As at December, 31 2003, 2002 and 2001

Liabilities and shareholders' equity *(in million of euros)*	**2003**	**2002**	**2001**
Shareholder's equity			
Share capital	489.6	489.6	489.6
Additional paid-in capital	2,164.3	1,787.9	1,787.9
Cumulative translation adjustements	264.7	577.6	838.3
Consolidated reserves	3,336.0	2,024.4	1,823.6
Attributable net income for the year	644.6	1,589.2	752.7
Shareholder's equity - Group share	**6,899.2**	**6,468.7**	**5,692.1**
Minority interests	1,731.5	2,718.6	2,867.9
Consolidated shareholder's equity	**8,630.7**	**9,187.3**	**8,560.0**
Reserves for contingencies			
Retirement and related commitments (1)	166.0	191.0	149.4
Other contingencies (1)	392.8	427.1	660.4
	558.8	**618.1**	**809.8**
Liabilities			
Net borrowings excluding customer loans (2)	8,101.2	11,962.3	12,128.0
Financing of customer loans (2)	439.9	469.5	5,421.7
	8,541.1	**12,431.8**	**17,549.7**
Operating payables (3)	5,980.3	6,557.6	6,607.3
Customer deposits (3)	-	-	18.4
Non-operating payables (3)	928.5	1,228.8	1,434.0
	15,449.9	**20,218.2**	**25,609.4**
Total liabilities and shareholders' equity	**24,639.4**	**30,023.6**	**34,979.2**
(1) including due within less than one year :	228.4	306.9	344.2
(2) including due within less than one year :	3,294.5	4,886.5	8,947.9
(3) including due after more than one year :	227.3	231.6	139.0

CONSOLIDATED CASH FLOW STATEMENT

For the years ended December 31, 2003, 2002 and 2001

(in million of euros)	2003	2002	2001
Net income of consolidated companies	809.2	1,984.6	1,235.8
Dividends received from equity affiliates	4.8	4.1	6.6
Other non cash movements	334.4	(702.0)	205.5
Net cash from operating activities before changes in working capital	**1,148.4**	**1,286.7**	**1,447.9**
Changes in working capital	(130.7)	216.3	360.9
Changes in customer loans	(0.8)	(119.4)	(151.5)
Net cash from operating activities	**1,016.9**	**1,383.6**	**1,657.3**
Acquisitions of tangible and intangible assets	(707.0)	(868.1)	(850.6)
Disposals of tangible and intangible assets	207.2	195.7	265.9
Net operating investments	**(499.8)**	**(672.4)**	**(584.7)**
Net financial investments	167.1	2,516.7	(1,818.7)
Net cash used by investing activities	**(332.7)**	**1,844.3**	**(2,403.4)**
Changes in borrowings	(3,877.3)	(1,072.6)	1,204.3
Capital increase	(376.2)	1.7	503.3
Dividends paid by Pinault-Printemps-Redoute, parent company	(266.7)	(278.4)	(254.3)
Dividends paid to minority interests	(54.6)	(99.6)	(393.1)
Net cash from financing activities	**(4,574.8)**	**(1,448.9)**	**1,060.2**
Impacts of treasury stock	22.5	(451.8)	(0.6)
Impact of changes in exchange rates	(76.0)	(22.9)	176.1
Net increase in cash and cash equivalents	**(3,944.1)**	**1,304.3**	**489.6**
Cash and cash equivalents at beginning of the year	**7,013.5**	**5,709.2**	**5,219.6**
Cash and cash equivalents at end of the year	**3,069.4**	**7,013.5**	**5,709.2**
Transactions with no impact on cash and equiv.			
- investments in operating leases	91.0	-	22.1

As at December 31, 2002, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short term receivables on divestments for Euro 1,857.4 million.

INFORMATION BY DIVISION

(in million of euros)	Luxury Goods	Retail (1)	Holdings & Others	**New PPR**	Rexel	Other activities (2)	**CONSOLIDATED TOTAL**
2003							
Net Sales	2,555.5	13,884.8	0.0	**16,440.3**	6,654.8	1,265.7	**24,360.8**
Operating income	237.9	754.2	(12.1)	**980.0**	248.0	68.8	**1,296.8**
Operating cash flow	362.8	1,021.7	(10.2)	**1,374.3**	292.7	85.5	**1,752.5**
Net operating investments	(266.8)	(243.6)	28.5	**(481.9)**	(4.5)	(13.4)	**(499.8)**
Operating fixed assets	6,177.8	5,000.0	7.1	**11,184.9**	1,895.8	48.0	**13,128.7**
Operating working capital	626.3	(265.9)	(28.4)	**332.0**	273.8		**605.8**
Customer loans net of deposits		439.9		**439.9**			**439.9**
Average number of employees	11,032	62,368	165	**73,565**	22,140	5,074	**100,779**
2002							
Net Sales	2,535.7	13,743.8	0.0	**16,279.5**	7,367.3	3,728.6	**27,375.4**
Operating income	308.5	763.5	(12.7)	**1,059.3**	292.0	475.6	**1,826.9**
Operating cash flow	433.9	1,021.4	(9.8)	**1,445.5**	341.1	545.0	**2,331.6**
Net operating investments	(388.6)	(217.6)	22.2	**(584.0)**	(31.3)	(57.1)	**(672.4)**
Operating fixed assets	5,499.8	5,215.5	37.6	**10,752.9**	2,074.7	801.8	**13,629.4**
Operating working capital	544.8	(242.5)	(48.8)	**253.5**	291.0	156.0	**700.5**
Customer loans net of deposits		469.5		**469.5**		0.0	**469.5**
Average number of employees	10,459	60,580	162	**71,201**	23,772	13,450	**108,423**
2001							
Net Sales	2,538.3	13,489.2	0.0	**16,027.5**	7,952.7	3,818.3	**27,798.5**
Operating income	403.3	728.8	2.6	**1,134.7**	400.1	443.5	**1,978.3**
Operating cash flow	511.3	969.4	6.6	**1,487.3**	451.1	495.3	**2,433.7**
Net operating investments	(304.5)	(347.1)	99.4	**(552.2)**	12.4	(44.9)	**(584.7)**
Operating fixed assets	5,179.3	5,446.8	38.1	**10,664.2**	2,294.9	1,498.6	**14,457.7**
Operating working capital	519.8	(196.4)	(17.1)	**306.3**	481.9	205.9	**994.1**
Customer loans net of deposits		477.6		**477.6**		4,944.1	**5,421.7**
Average number of employees	9,482	58,550	159	**68,191**	25,366	14,014	**107,571**

(1) The Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos, CFAO and the Credit and financial activities of Redcats in the UK and in Scandinavia.

(2) As at December 31, 2003, the other activities include Pinault Bois & Matériaux, and the "Contract" activities of Guilbert.
As at December 31, 2002, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and financial services activities sold in December 2002.
As at December 31, 2001, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and financial services activities sold in December 2002.

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location.

(in million of euros)	France	Europe	Americas	Africa	Oceania	Asia	**CONSOLIDATED TOTAL**
2003							
Net sales	11,036.1	6,011.8	4,508.5	1,315.1	634.4	854.9	**24,360.8**
Operating income	503.1	300.0	159.5	96.2	45.9	192.1	**1,296.8**
Operating fixed assets	4,880.6	6,029.1	1,750.6	165.0	147.6	155.8	**13,128.7**
Average number of employees	48,932	24,205	13,569	9,129	2,234	2,710	**100,779**
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**
2001							
Net sales	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	**27,798.5**
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	**1,978.3**
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	**14,457.7**
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	**107,571**

Appendix B

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, March 22, 2004

PINAULT-PRINTEMPS-REDOUTE ANNOUNCES TENDER OFFER FOR GUCCI PUBLIC SHARES

Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA), announced today that it is offering to purchase all of the outstanding common shares of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) not beneficially owned by PPR at a price of $85.52 per share in cash. PPR currently owns 67.58% of Gucci Group's outstanding common shares.

PPR is making the tender offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among PPR, Gucci Group and LVMH Moët Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci Group and PPR.

In light of the anticipated publication of the Gucci Group's year end results on April 1, 2004, the tender offer documents are expected to be publicly filed with the U.S. Securities and Exchange Commission and made available in the Netherlands on April 1, 2004. Gucci Group shareholders will be able to begin tendering their Gucci Group shares after the tender offer documents are publicly filed and made available on April 1, 2004 in accordance with the tender procedures set forth in those documents. The offer period in the Netherlands is expected to start on April 2, 2004. The tender offer is expected to expire at 3:00 p.m., Central European Time, 9:00 a.m., New York City time, on Thursday, April 29, 2004, with payments being made by PPR to the paying agents for the offer on April 30, 2004. The offer documents will include, among other things, a summary of the terms of the tender offer and the sole condition to its completion, namely the absence of a law or court order precluding PPR from commencing, making or completing the tender offer. On April 1, 2004, PPR will issue a press release with additional information concerning the offer.

Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer when they become available because they will contain important information. These statements will be filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission and made publicly available in the Netherlands. Investors and security holders may obtain a free copy of the statements (when available) at www.sec.gov. The statements and related materials may be obtained for free (when available) on PPR's website, www.pprfinance.com, or by directing such requests to PPR's Investor Relations Department at +33 1 45 64 63 25 or Gucci Group's Investor Relations Department at +39 055 75 92 24 56.

PINAULT PRINTEMPS-REDOUTE

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci Group. PPR has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (Group share) of EUR 644.6 million, and employed more than 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

Gucci Group N.V. *is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.*

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci Group or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PPR Contacts

Press	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site	www.pprlive.com	
Analysts/investors site	www.pprfinance.com	

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Paris, March 22, 2004

PRESS RELEASE

STRONG DEMAND FOR PINAULT-PRINTEMPS-REDOUTE BOND ISSUE

Pinault-Printemps-Redoute has successfully completed the sale of a €600 million bond issue maturing March 29, 2011.

The issue met with strong demand, and was oversubscribed twofold in relation to the issue amount at launch, thereby enabling the Group to increase the issue size from €500 million to €600 million. Furthermore the terms of the transaction were optimised as the coupon was set at the lower bracket of initial estimates, at 5.25%.

This strong demand reflects investor confidence in the PPR group, as the Group continues to strengthen its capital structure by extending the maturity of its debt and diversifying its sources of funding.

CONTACTS

Media:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix D

REXEL

Paris, March 22, 2004

APPOINTMENT

Laurent DELABARRE
Director of Financial Control

Laurent Delabarre has been appointed Director of Financial Control for the Rexel Group. He reports to Nicolas Lwoff, Rexel's Chief Finance Officer and Corporate Secretary.

Graduate of the ESC (Business School) at Tours, a certified public accountant, 38-year-old Laurent Delabarre has spent most of his career at Arthur Andersen (now Ernst & Young) where he held various positions in their audit and advisory services department.

Since 2000, he had been a partner in their Audit and Financial Consulting arm.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries, 21,300 employees and 2003 sales amounted to € 6,658 million.

Contacts

Press:	Laetitia OLIVIER	Tel: (33 1) 42 85 59 89	E-mail: lolivier@rexel.fr
Analysts/Investors:	Frédéric de CASTRO	Tel: (33 1) 42 85 76 12	E-mail: fdecastro@rexel.fr

Website: http://www.rexel.com

Appendix E

CRÉDIT AGRICOLE S.A.

PINAULT PRINTEMPS-REDOUTE

Paris, March 29 2004

PRESS RELEASE

Acquisition of third tranche of FINAREF

Crédit Agricole S.A. and Pinault-Printemps-Redoute today announced the purchase by Crédit Agricole of 14.5% of the capital of Finaref SA and Finaref Group AB (Credit and Financial Services, Scandinavia), raising Crédit Agricole's overall stake in the consumer credit companies to 90%.

Following the agreements signed in December 2002, Crédit Agricole S.A. purchased an initial tranche of 61% of Finaref SA and Finaref Group AB, followed by a second tranche of 14.5% in December 2003. Today, it completed the deal with the acquisition of a final tranche of 14.5%.

The total amount paid for the final 14.5% stake was EUR 371.6 million.

PPR retains a 10% stake in Finaref SA and Finaref Group AB as part of the long-term *partnership between Finaref and the PPR Group's retail companies.*

Crédit Agricole Group Contacts

Crédit Agricole SA.

Press:	Alain Berry	+33 1 43 23 59 44
	Sébastien Audra	+33 1 43 23 37 51
Investor relations:	Denis Kleiber	+33 1 43 23 26 78
	Claude Rosenfeld	+33 1 43 23 23 87

Finaref

Press:	Brigitte Cachon	+33 1 58 36 19 58

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 44 64 61 49
Press site:	www.pprlive.com	
Analysts/investors site:	www.pprfinance.com	